Mail Stop 3561

      March 17, 2006

J. Stephen Chandler, President
The Forsythe Group
6038 Rose Valley Drive
Charlotte, North Carolina 28210

      Re:	The Forsythe Group
            	Registration Statement on Form SB-2
                  Filed February 16, 2006
            	File No.  333-131882

Dear Mr. Chandler:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page
1. Please revise to limit the information provided on the
prospectus
cover page to only that required by Item 501 of Regulation S-B.
For
example, please remove the information regarding Rule 3a51-1(d). Also, there should not be any cross-references in the forepart of the prospectus other than the cross-reference to the risk factors section
on the cover page of the prospectus.   Please remove the cross-
reference to "Investors Rights and Substantive Protection Under
Rule
419" from the cover page of the prospectus.
2. Highlight the cross-reference to the risk factors section as required by Item 501(a)(5) of Regulation S-B.

Outside Back Cover Pages of Prospectus

3. On the outside back cover page of the prospectus, please provide the legend required by Item 502(b) of Regulation S-B. Indicate that the dealer`s prospectus delivery obligation shall not terminate until
90 days after the date funds and securities are released from the escrow account. See Rule 174(g) of the Securities Act.

Prospectus Summary
4. Please delete the cross-reference to the risk factors section as that section immediately follows the summary.

5. Please revise your document throughout to state that, pursuant to
Rule 419, the securities and proceeds of this offering may be released from escrow only upon the closing of an acquisition representing at least 80 percent of the maximum offering proceeds, the filing and effectiveness of the post-effective amendment, and the re-confirmation of a sufficient number of purchasers in the investment. See Rule 419(e) of Regulation C.

6. Please summarize the terms of the escrow, including the name of the escrow agent.

7. Please clarify to state that the proceeds shall not remain in escrow for more than 18 months after the effective date of the initial registration statement.

High Risk Factors, page 2
8. In your introductory paragraph, please add a statement to indicate that all of the material risk factors have been addressed here.
9. Please expand the subheading in risk factor one to indicate the potential risk or harm as a result of new management not being able to successfully manage a public company.
10. We note the disclosure in risk factor four that "you will not get interest on your refunds" and that "investors` funds may remain in the escrow account, which is non-interest bearing" along with disclosure in provision 1.1 of the escrow agreement that "the parties shall establish a non-interest bearing escrow account." However, we also note the disclosure on page 10 that "[f]unds held in escrow will be invested in a certificate of deposit, interest bearing savings account or in short-term government securities" and the disclosure on page 22, under the heading "Escrow," that "[i]f the time period elapses, the remaining funds in escrow, plus interest, will be returned to the investors." Please revise as appropriate to accurately reflect whether the funds will be placed in an interest bearing escrow account.
11. With respect to your seventh risk factor, please make clear the potential risk or harm. Could the company miss some potential opportunities?
12. Risk factors 4 and 15 appear to be duplicative. Please combine these risk factors.

Investors` Rights and Substantive Protection under Rule 419, page
6

Deposit of Offering Proceeds and Securities, page 6

13. Disclose all material terms of the escrow agreement. For instance, clarify that these funds are to be deposited into and FDIC insured depository institution. Also, clarify, if true, that no interest or dividends will be earned on the escrowed funds by either investors or the company. See also the indemnification provision and the fees and expenses to be paid to the escrow agent.

Dilution, page 8
14. Please revise your disclosure to correct the dilution per share to new investors, which appears to be inconsistent with your risk factor disclosure on page 4. Also, please revise the date reference in the second sentence of your disclosure to be consistent with the financial statement date.

Shareholders, page 9
15. Please compare the offering price per share to the price paid by officers, directors, promoters and affiliated persons. See Item
506(a) of Regulation S-B.

Use of Proceeds, page 9
16. Please clarify the use of proceeds from this offering. Please discuss whether the funds could be used to pay individuals for their securities in order for the company to acquire another business. Also indicate whether the working capital referenced on page 10 refers to the working capital of the company after a business combination.
17. Please discuss how the company will pay finders` fees to a third party if the company consummates a business combination. Also disclose whether officers, directors or affiliates of the company could receive finders` fees.


Proposed Business

Plan of Operation, page 11
18. Please describe in more detail the methods or sources management intends to use to find or identify a potential company for a business combination.

Evaluation of Business Combinations, page 12
19. It appears that the initial statement should be an additional risk factor. Please revise.

Business Combinations, page 13

20. We note the statement on page 13 that "[w]e may acquire a business in which our promoters, management or their affiliates own a beneficial interest." If there is a present potential for a related party transaction, please explain fully the circumstances under which such a transaction may occur. Please discuss fully the non-arms-length nature of such transactions and disclose whether or not an independent appraisal of the value of the business or company will be obtained in the event a related party transaction is contemplated.

Employees, page 15
21. We note the statement that "[w]e have allocated a portion of the offering proceeds for general overhead ... some portion of working capital may be used to pay any part-time employees hired." Please reconcile this statement with the disclosure on page 9, in the "Use of proceeds" section and elsewhere, that "10% of the deposited funds may be released to us from the escrow account. We do not intend to request the release of this 10%."

Facilities, page 15
22. We note that the company has not engaged in any business activities, is presently using the office of the company`s president
"at no cost," and has no employees. In this regard, please disclose the nature of the "office expense" of $14,137 as noted in the financial statements on page 28.







Management, page 15

Biography, page 15
23. Please describe the type of consulting services provided by Select Services. See Item 401(a)(4) of Regulation S-B.
24. Please describe Mr. Ryburn`s business experience during the past
5 years as required by Item 401(a)(4) of Regulation S-B.
25. Please state the number of hours per week Messrs. Chandler and Ryburn each plan to devote to the business of this company.

Prior Blank Check Companies, page 19
26. Please state whether or not the company`s officers and directors have been involved with any blank check companies or shell companies in the past.

Remuneration, page 16

27. Please describe in more detail the adopted policy referred to in this section. Is such policy in writing? If yes, please file a copy of the policy as an exhibit.

Certain Transactions, page 18

28. Please name the promoters and describe any transactions between the company and the promoters as required by Item 404(d) of Regulation S-B. For example, were the promoter issued any of the company`s common stock?

Plan of Distribution, page 21

29. We note statement that "we reserve the right to close the offering at any time it is complete." However the escrow agreement does not consider such right when defining the offering period. In addition, the escrow agreement does not include the provision regarding the termination date falling on a holiday. Please advise or revise.

30. Please revise to include that all securities issued in connection with the offering will be deposited directly into the escrow account promptly upon issuance. See Rule 419(b)(3)(i).

31. You should disclose the states in which the securities may be sold in this primary offering. You should also identify the states in which you have applied to register your securities, or have obtained or will seek to obtain an exemption from registration. Further, please advise on the status of your state registration and please confirm with us that you have cleared all state comments before effectiveness of the registration statement.

Where You Can Find More Information, page 23

32. Please update the address of the SEC which is: 100 F Street, N.E. Room 1580, Washington, D.C. 20549.

Financial Statements, page 24

33. Please delete the reference to your independent registered public accounting firm on page 24. Note that the financial statements should not appear on the accountants` letterhead because management is responsible for preparing the financial statements.

34. Update the financial statements as required by Item 310(g) of Regulation S-B, and provide a currently dated consent of the independent accountants in any amendment.

Part II.

Item 27. Exhibits

35. Please file a complete copy of the company`s articles of incorporation and bylaws as required by Item 601(b)(3) of Regulation
S-B.

36. We note that exhibit 5, Legal Opinion, will be provided later by amendment. Please file the opinion in the next amendment and upon review, the staff may have comments.

Item 28. Undertakings

37. Please include the undertakings required by Item 512(a)(4) of Regulation S-B.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Raquel Howard at (202) 551-3291 with any questions regarding accounting issues and you may contact Janice
McGuirk at (202) 551-3395 with any other questions.


Sincerely,




John Reynolds

Assistant Director
cc:  Richard W. Jones, Esq.
       Fax: (770) 804-0509